chris@threshold.cc

804.510.0638

February 5, 2021

Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:        VV Markets LLC; Offering Statement on Form 1-A, File No. 024-11306

Dear Ms. Wirth:

This letter responds to your letter of January 9, 2021, for which we thank you. We are requesting qualification of the offering statement of VV Markets LLC (the “Company”).

The Company has updated its offering circular under Form 1-A in response to the November 23 letter. We have amended the Form 1-A along with this letter and other exhibits.

With respect to each comment:

Asset Cost of the Series

1.	We note your response to our prior comment 2 and reissue it in part. [a] Your disclosure states that the Manager purchased the series assets for $40,961.38, and will sell the series assets to the Company for $42,000, and the difference appears to be based on holding costs incurred by the Manager. Please explain these holding costs. [b] Please also tell us how you account for the shipping, storage, and insurances costs that were part of the initial $40,961.38 series asset purchase price. [c] We also note that a third party values your current asset series asset at $48,794. Please explain why the asset sellers were willing to sell the series assets to you at less than market value. [d] Please also describe the payments made to your Manager under your section discussing Potential Conflicts of Interest.

[a] The difference between the Manager’s asset purchase price and the Series’ asset purchase price includes holding costs incurred by the Manager, mainly the storage and insurance costs paid by the Manager to the third party providers. The remainder of that difference is the sourcing fee which is part of compensation to the Manager for asset identification and acquisition. This is shown on the updated table at pages 9 and 10 of the offering circular.

[b] The referenced figure of $40,961.38 is the price paid by the Manager to third parties, the wineries themselves, as shown on the exhibit of the three purchase invoices filed December 23, 2020. As such, this number does not include amounts paid by the Manager for shipping, storage, and insurance.

[c] The Manager was able to source the assets directly from the makers and an importer, which is why the asset prices were lower than market value. Market value is tracked and reported at the retail level. In essence, this pricing shows the difference between wholesale and retail levels of the market.

[d] We have added a description of the payments to the Manager under Potential Conflicts of Interest, at page 33 of the offering circular.

2.	As indicated in our prior comment 2, there are conflicting statements throughout the offering statement regarding when the series assets will be purchased by the Manager and subsequently, by the Company. For example, in the Asset Cost of the Series section, you state that “[u]pon completion of the offering, the Manager will acquire the wines from the Asset Sellers.” In the Asset Acquisition by Manager and by Series section, you state “[t]he Manager purchased the assets from the sellers on September 24, 2020, October 18, 2020, and October 30, 2020.” In the Description of Series Asset section, you state “[t]he Company, per its agreement (PSA) with the Manager, will purchase these assets for $42,000 subject to qualification of this offering and the investment of sufficient funds in the offering.” In the Description of Series Asset section, you state “[t]hese Company assets have been acquired by the Manager, VinVesto, Inc. from its sources, and have been sold to the Company.” These are just examples. Please revise throughout your Offering Circular to clarify these inconsistencies.

The manager has purchased the assets. The Series will purchase the assets at the agreed purchase price of $42,000 per the PSA, following qualification of the offering and raising funds from investors. We have made additional clarifications on these points, including at pages 10 and 37-39 of the offering circular.

Compensation

3.	Please update this section to reflect any compensation during your last completed fiscal year.

We have updated this section, at pages 61 and 62 of the offering circular, to reflect the fact that no officers or other personnel have received any compensation during the last completed fiscal year.

Exclusive Jurisdiction

4.	We note your response and amended disclosure in response to our prior comment 4. In light of your response, that federal or state courts in the City of Richmond, Virginia, is the exclusive jurisdiction for claims brought against you and the manager, please remove references to section 15.08 of your operating agreement and references to the Delaware courts from your Exclusive Jurisdiction section. Additionally, please file your operating agreement as an exhibit.

We have revised the offering circular accordingly at page 70, and the operating agreement is filed as an exhibit, with reference to its section 14.5.4 and 14.5.5 regarding arbitration and forum for any litigation.

Financial Statements

5.	Please provide the required audited financial statements and auditor consent. See Part F/S(c) and Item 17.11 of Part III in Form 1-A.

The Company is awaiting the next iteration of the audited financial statements from its accountant/auditor. The accountant’s year-end obligations have delayed that update. There has been no material change to the financial state of the Company since the initial filing of the initial audited financials. The Company is filing its amended offering circular at this point in order to clear up as many comments as possible, and it will file the updated financials and the accountant’s consent when available and in response to any additional comments that issue in response to this filing.

Government Regulation

6.	Please discuss all licenses required to operate the business, and the status of obtaining those licenses.

The Company and the Manager have received all licenses required. Both have received the Federal Basic Permit from the TTB for Wine Wholesaling. The Manager for now, and the Series later, will use a third-party bonded warehouse Domaine Wine Storage, as discussed in the offering materials, and therefore will not need a bonded warehouse license. Because the underlying assets are held as long term investments, neither the Manager nor the Company require or have obtained an Online Wine Retail License. We have expanded on the licensing notes within the offering circular, at page 24.

Management’s Discussion and Analysis of Financial Condition Operating Results

7.	We note several references in your disclosure of operating results and liquidity to the period as of June 30, 2020. Please revise your disclosure to be consistent with the period for which financial statements are required. See Item 9 of Part II in Form 1-A.

We have updated these references.

Market Assessment

8.	We note your response to our prior comment 6. Please enhance your disclosure by providing a description of how you will value the series assets using the various websites that you mentioned, including for example, whether and to what extent your advisory board will play a role. In this light, we note that you purchased the current series asset for $40,961.48 and have disclosed that it has a current market value of $48,794. Please clarify.

As noted in response to comment 1, above, the market value of collectable wine assets is tracked at the retail level. With respect to that retail market value, the Company uses current retail market data from winesearcher.com as its primary source of record. The Company also uses data sources such as wineowners.com, and live-ex.com for additional reference information. The advisory board assists in the identification of potential wine assets, and helps the Company focus on the assets likely to have the best returns over time. To date, the Manager has been able to source wine assets through channels that offer advantageous prices. The wholesale, import, and direct-from-winery channels offer more favorable pricing than the retail market. We have made additional clarifying statements and have added more detail at page 40 of the offering circular.

Minimum and Maximum Investment

9.	We note a reference in this section to selling securityholders. Please remove this reference, unless you plan to add selling securityholders to this offering.

This reference has been removed from page 45 of the offering circular.

Part I

10.	In Item 3, we note that you have checked the box that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement. Please provide the appropriate disclosure in Part II or correct the check box in Part I.

We have corrected this by unchecking the erroneously checked box in the online form.

11.	We note your revised disclosure in response to our prior comment 1. Please revise Item 4 to reflect the midpoint of the range of the price per security. Also, you also indicate that the value of the securities being offered on behalf of the issuer is $0; please revise.

These points have been corrected in the online form. The Company is offering shares all priced at $46 per share, for 1,000 shares, for a total offering of $46,000.

Plan of Distribution

12.	We reissue our prior comment 8 in part. To better understand the role of the VinVesto platform, please revise to provide a detailed explanation of the process, starting from initial issuance of shares to recording of trades in the distributed ledger and book-entry ledgers, including the clearance and settlement process. In doing so, please describe the role of each participant in the process, including, but not limited to, you, the Manager, the officers of the Manager, and North Capital Investment Technology. In addition, you state that one of the duties of the Manager is to coordinate the receipt, collection, processing and acceptance of subscription agreements, but this will be done “together with the broker of record.” Please tell us whether you intend to engage a broker-dealer in connection with the offering.

As discussed and amplified in the revised offering circular at pages 42 and 43, the investor will interact with the Vint online platform owned by the Manager, to purchase shares and complete transactional documents. Investors will apply and subscribe for shares on the Vint platform. The VinVesto platform will use the services of North Capital Investment Technology to record the issuance of shares and to record trades in the distributed ledger and book-entry ledger.

The Manager has built the platform that provides the offerings to qualified investors. Patrick Sanders, CTO is the developer. As the Manager, VinVesto, Inc offers its Vint platform web site and interface that describes the platform, educates users, and provides an ability for users to invest in offerings. The Manager is responsible for the interface users will see, for maintaining security within their accounts, and for facilitating the transaction between a user and North Capital’s software. The Manager leverages military-grade encryption when serving content to users to provide security and data integrity. Our authentication service is managed by Amazon Web Services (AWS), which is PCI DSS, SOC, ISO/IEC 27001, ISO/IEC 27017, ISO/IEC 27018, and ISO 9001 compliant. North Capital will be responsible for the back-end processing of transactions, suitability checks, and will be the keeper of ledgers and the source of record with respect to investments and holdings. The Manager is also responsible for sourcing the wines & selling to the Series. Upon the sourcing of the underlying assets and SEC qualification we will list shares in the collection, via the Vint online platform. The Manager is responsible for listing the collection and providing all necessary information for a qualified investor to make a purchase. When a qualified investor enters the transaction process, they use the North Capital TransactAPI service. To make a purchase of a share, users will undergo multiple validations. Know Your Customer and Anti-Money Laundering checks are provided by North Capital. We will have a self-reported investor check to ensure the investor is not investing more than 10% of his or her net worth in an offering. This information will be stored with North Capital. Users purchase shares of a collection via North Capital’s payment processing software, the transaction will be recorded with North Capital, and payment will be sent to an escrow account. Upon close of an offering, these funds will be sent to the escrow account held by the third party provider (North Capital Private Securities Corporation). Once the minimum contingency has been met, VinVesto, Inc. can request funds be disbursed from escrow. More detail on these process points has been added at pages 42 and 43 of the offering circular.

The Company does not intend to engage a broker-dealer for this offering. References to the “broker of record” have been removed from the offering circular to eliminate inconsistencies. Remaining references in the offering circular to broker-dealers speak to the possibility of engaging such persons or entities based on future contingencies or state requirements.

Storage

13.	The agreement with Domaine DC filed as exhibit 17.6 appears to be a proposal for a three month term which ended December 11, 2020. Please advise.

An updated version of that storage agreement, showing an annual contract term, is attached as an exhibit to this response.

Summary Overview

14.	We note your updated disclosure that states that the Company will purchase the assets subject to “qualification of this offering and the investment of sufficient funds in the offering.” Please define “sufficient funds” so that investors are clear on the terms of the purchase conditions.

The Company will purchase the assets following qualification of the offering and the sale of 1,000 shares (LLC membership unit) at $46 per share. “Sufficient funds” is therefore intended to mean $46,000. We have updated the offering circular at page 37 to address this comment.

The Company’s planned use of proceeds...

15.	We note your amended disclosure in response to our prior comment 7 and reissue our comment. Please ensure that the formatting for your planned use of proceeds, as well as other tables and charts in the 1-A, is readable. Please revise so that the planned use of proceeds table clearly shows the total proceeds from the offering that you are using to allocate your expenses. Please also explain how you calculated the sourcing fee of $3,348.52 to be paid to the Manager, and how this is consistent with your disclosure explaining how you calculate the sourcing fee.

We have updated the planned use of proceeds table at pages 9 and 10 of the offering circular. The calculation of the sourcing fee and associated expense items are restated there. The sourcing fee includes a fee charged by the Manager for identifying and acquiring the assets, and may also be used by the Manager to cover additional expenses related to the Series.

16.	We note your disclosure that total fees and expenses are paid to the manager, who pays the storage and insurance fees to the third party partners. However, we note the separate line items for each of “Storage and Maintenance Costs” and “Insurance Costs” for $1,000 each. Please revise to clarify.

We have updated the planned use of proceeds table at pages 9 and 10 of the offering circular. At the time of the initial filing of this Form 1-A, the Manager had not yet acquired the assets, and the precise costs of storage and insurance were unknown. The calculation of the sourcing fee also had not yet been fully identified and agreed by the Manager and the Company. The sourcing fee includes a fee charged by the Manager for identifying and acquiring the assets, and may also be used by the Manager to cover additional expenses related to the Series.

Underlying Asset

17.	You disclose that in the event any wines in the underlying collection are no longer available on the market, or the price has increased to one that you do not believe is advantageous, you may acquire a wine that is viewed as similar value with similar investment merits. Please explain whether you would make this change prior to qualification of the offering document. Please also tell us how you plan to make investors aware of such a change. Please also reconcile this with your statement elsewhere that the manager will purchase the underlying assets prior to qualification of the offering.

The Underlying Assets for the present offering have been acquired by the Manager and are committed to the present offering. So the situation addressed in this comment is not possible for the current offering. The referenced portion of the offering circular refers to future offerings by the Company. In the rare and unexpected event that any of the fine wines that are planned for inclusion in the Underlying Collection of a future offering are no longer available on the market, or the price has increased to one that the Company believes is not advantageous to the Interest Holder, the Manager may acquire and then sell to the Company a wine that is viewed as similar value with similar investment merits. In such event, that change in the identity of the assets for such future offering(s) would be made before the qualification of the offering, and investors would be updated by email and the Company’s and Manager’s (via the VinVesto portal) web sites as to the actual identities of the Underlying Assets for such future offering(s). These clarifications are now included at page 36 of the offering circular.

General

18.	Please comprehensively revise your Offering Circular to comply with the all of the requirements of Regulation A and Form 1-A. As currently formatted, the disclosure throughout the Offering Circular is difficult to follow and it is unclear where pages begin and end and where new sections begin. Please revise the format to present the information in a clear, concise and understandable manner so that the document is easily readable. Refer to Rule 253(d) of Regulation A. Please also include page numbers as required by Rule 252(b). We further note there are numerous instances where your Offering Circular, as currently drafted, fails to comply. As one example, the cover page of the Offering Circular is dated incorrectly, and does not specify which disclosure format is being used, the legend required by Rule 253(f), the cover page legend required for Tier II offerings, and much of the information required by Part II, Item 1 of Form 1-A, including the fee table, termination date, minimum required sale amount, and arrangements to place funds into escrow. Your offering circular cover page must also be limited to one page, and the beginning and end of each page should be clearly delineated. Please comprehensively revise the format and content of your Offering Circular so that it is in compliance.

We have made these changes throughout, and we regret the inconvenience that the previous formatting problems have caused.

19.	We note the materials that you submitted as testing-the-waters materials in addition to your other Twitter posts that were not submitted as testing-the-waters materials. Please tell us why you believe these posts are appropriate given that, based on the receipts for the underlying assets, it appears that you have not purchased any of the specific wines referenced in your posts. Please also tell us how you have calculated the market value, risk scores, max value and total return in these posts, and why you believe it is appropriate to cite such metrics. Some of these posts also suggest that you own these collections already, such as the “VinVesto Burgundy Collection” which you state is “our” collection. Please advise. We also note that the legend that you have included on the photos, “This is not intended to be investment advice. Seek a duly licensed professional for investment advice. Past performance does not guarantee future performance” does not comply with the requirements of 255(b) of Regulation A. Please revise to include the legend required by Rule 255(a) on any social media test-the-waters posts.

The Manager has acquired the assets for the initial offering, which assets are committed by contract (the PSA as referenced in the offering circular) to the Series. The Company regrets any lack of clarity or misidentification of wines in the testing the waters communications. Those communications were intended to be illustrations of the types of offerings and examples of the kinds of assets that would be offered post-qualification. In the interests of compliance, qualification, and preventing any confusion, and correcting the legends, the referenced posts and statements have been deleted.

When restored or replaced, the disclaimers will include the language: “No money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until our offering statement is qualified, and this offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; any indication of interest involves no obligation or commitment of any kind. Our preliminary offering circular that has yet to be qualified may be reviewed at [with link provided].”

20.	We note the disclaimer that is included as an embedded link at the bottom of your website. Please remove the link so that the information in the disclaimer appears directly on the homepage. Please also remove the language stating that the information contained in your website neither constitutes an offer for nor solicitation of interest in any specific securities offerings. Under Rule 255(a), test-the-waters materials are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the federal securities laws. Please also remove the statement that this disclaimer is deemed to be incorporated into any social media communication, advertisement, email, messages, or other communication or disclosure, as the specific communication must itself contain the disclaimer required by Rule 255(b). Please also revise the disclaimer to include the entirety of Rule 255(b) of Regulation A.

The Company had made the necessary changes to its web site, as can be seen at https://vint.co/

21.	We note that a portion of your website includes language and a coordinating chart that projects low volatility, strong returns, and downside protection in the wine industry. Please tell us why you believe this is appropriate, particularly because you do not guarantee downside protection for the investments you are offering. Please revise to make these points clear or tell us why your current presentation is appropriate. Please also revise to make clear that the quotes from Bloomberg, Forbes and S&P Global relate to wine generally, and not to investments made through your company

The point of the chart is to illustrate historic benefits of this overall asset class, which has provided Downside Protection as compared to traditional equities markets. The comment is correct that the Company does not guarantee downside protection in its offerings. The Company has changed those parts of its web site to clarify these points.

We trust that this letter, together with the accompanying documents, will satisfy the comments and remaining requirements, and we therefore request qualification of the Company’s offering.

Very truly yours, /s/ Christopher E. Gatewood Christopher E. Gatewood Threshold Counsel, PC

cc: Nicholas King, VV Markets LLC

Exhibits:

Asset Purchases, Three Invoices

Operating Agreement

Annual Storage Agreement, Domaine